UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-51434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

2121 Avenue of the Stars

Los Angeles, CA 90067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

Investment Plan for Former Chris-Craft /UTV Employees

Financial Statements and Supplemental Schedule

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Fox Retirement Board

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for benefits of Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 24, 2011

Investment Plan for Former Chris-Craft/UTV Employees

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
News Corporation stock	$8,674,423	$8,456,558
Money market funds	2,161,588	2,427,832
Mutual funds:
Fixed income funds	452,804	394,819
International fund	84,419	75,001
Lifecycle funds	297,245	90,816
U.S. equity funds	428,275	418,924
Balanced fund	—	60,733

Investments, at fair value	12,098,754	11,924,683

Net assets available for benefits	$12,098,754	$11,924,683

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to (deductions from) net assets attributed to:
Net investment income:
Dividends and interest income	$138,498
Net appreciation in fair value of investments	616,804

Total net investment income	755,302
Benefits paid to participants	(581,106)
Administrative expenses	(125)

Net increase	174,071
Net assets available for benefits, beginning of year	11,924,683

Net assets available for benefits, end of year	$12,098,754

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

December 31, 2010

1. Plan Description

The following description of the Investment Plan for Former Chris-Craft/UTV Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in the Plan Sponsor’s parent, News Corporation, through ownership of Class A Non Voting Common Stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 31, 2001, the Plan was frozen and employee contributions and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated.

The Plan was amended and restated in its entirety effective as of January 1, 2008. This amendment and restatement was submitted to the Internal Revenue Service (IRS) for a determination as to its qualified status on January 31, 2008. No response has been received regarding this submission.

The Plan was amended in June 2009 to incorporate the suspension of required minimum distributions (RMD) for calendar year 2009 pursuant to the Worker, Retiree and Employer Recovery Act of 2008 (WRERA) and permits participants to elect to receive their 2009 RMD in accordance with administrative procedures established by the Plan.

In June 2010, the Plan was amended effective January 1, 2007 pursuant to the Pension Protection Act of 2006 (PPA) and WRERA in order to (1) extend the distribution notice and consent period from 90 to 180 days, (2) modify the provisions concerning eligible rollover distributions, and (3) make certain clarifying changes to the Plan.

Vesting

Participants are 100% vested in their contributions and in the employer matching contributions.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Participant Accounts

No contributions have been made to participant accounts for periods after July 31, 2001. Participant accounts are debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Plan expenses paid by the Company and the Plan were not significant for the year ended December 31, 2010.

Investment Options

Participants may direct their investment balances at any time, subject to the trading restrictions imposed by the registered investment companies, among various investment options outlined in the Summary Plan Description.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

The Plan’s investment in News Corporation Class A Non Voting Common Stock amounted to $8,674,423 and $8,456,558 as of December 31, 2010 and 2009, respectively. Such investments represented approximately 72% and 71% of the Plan’s total net assets as of December 31, 2010 and 2009, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on November 3, 2010, which should be read in connection with the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC on August 6, 2010.

Investments in News Corporation Class A Non Voting Common Stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Investments in News Corporation Class A Non Voting Common Stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at December 31, 2010 and 2009. The money market fund is valued at cost plus interest earned, which approximates fair value. All investments held by the Plan are considered Level 1 investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

All realized and unrealized appreciation in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

3. Investments

News Corporation Class A Non Voting Common Stock shares are listed on the NASDAQ Global Select Market and traded under the symbol “NWS.A.”

Included in dividend and interest income on the statement of changes in net assets available for benefits for the year ended December 31, 2010 were dividends of $90,441 on the News Corporation Class A Non Voting Common Stock.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2010	2009
Common stock:
News Corporation Class A Non Voting Common Stock	$8,674,423	$8,456,558
Money Market Portfolio:
Fidelity Money Market Fund	2,160,402	2,426,661

The Plan’s investments (including gains and losses on investments bought, sold and held during the year ended December 31, 2010) appreciated in value as follows:

News Corporation Class A Non Voting Common Stock	$517,338
Mutual funds	99,466

Net appreciation in fair value of investments	$616,804

4. Distributions to Participants for Terminations and Withdrawals

Benefits to participants or beneficiaries are available at any time and are payable in cash or, for holdings in News Corporation Class A Non Voting Common Stock, payable in whole shares with fractional shares of stock payable in cash.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated November 22, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Expenses of the Plan

Participants’ accounts are charged for brokerage fees and transfer taxes incurred by Fidelity in connection with the purchase of News Corporation Class A Non Voting Common Stock. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Plan Sponsor for the year ended December 31, 2010.

7. Party-in-Interest Transactions

The Plan engages in certain transactions involving Fidelity, the Plan’s Trustee, and News Corporation, Fox Entertainment Group’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity, or its affiliates, for the year ended December 31, 2010 were not significant. Investments managed by Fidelity amounted to $2,565,777 and $2,917,941 as of December 31, 2010 and 2009, respectively.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participant account balances would be distributed as soon as administratively practicable.

Supplemental Schedule

Investment Plan for Former Chris-Craft/UTV Employees

EIN: 20-2141557	Plan Number: 009

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue	Description of Investment	Current Value
Company stock:
* News Corporation
Class A Non Voting Common Stock	Common Stock, 595,771 shares	$8,674,423

Money Market Portfolios:
* Fidelity Management Trust Company	Money Market Fund	2,160,402
* Fidelity Management Trust Company	Cash Reserve Fund	1,186

Mutual Funds:
PIMCO	Total Return Fund Institutional Class	447,450
Dodge & Cox	Stock Fund	145,563
Morgan Stanley	Invesco Mid-Cap Growth I	139,704
Blackrock	Inflation Protected Institutional Class	5,354
American Funds	AMCAP R5	36,064
Artio	International Equity Fund II	84,419
* Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	106,944
* Fidelity Management Trust Company	Freedom 2015 Fund	46,837
* Fidelity Management Trust Company	Freedom 2020 Fund	107,619
* Fidelity Management Trust Company	Freedom 2025 Fund	85,609
* Fidelity Management Trust Company	Freedom 2030 Fund	34,553
* Fidelity Management Trust Company	Freedom 2035 Fund	9,857
* Fidelity Management Trust Company	Freedom 2040 Fund	12,770

		$12,098,754

*	Party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

By:	/s/ Michele Lee
Michele Lee
Vice President International Benefits and Domestic Retirement Employee Benefits, Fox Entertainment Group, Inc

Date: June 24, 2011

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP